Via EDGAR

September 1, 2010

Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Dear Ms. DiAngelo:

Please find below our transcription of your comments, provided to David Scott on August 2, 2010, pertaining to the Sarbanes-Oxley review of USA Mutuals.  Please also find the responses of the Trust, which are included under each transcribed comment.

Prospectus and Statement of Additional Information

1.
The Reviewer noted that the expense cap for the Vice Fund was increased from 1.75% to 1.85% and the expense cap for the Generation Wave Growth was moved from 1.50% to its current level of 1.75%.  The Reviewer also noted that the term of the expense waiver agreement was changed from a ten (10) year term to a one (1) year time period.  Additionally, the Reviewer noted that recoupment of waived expenses was reported for the Vice Fund for the fiscal year-ending March 31, 2010.

The Reviewer requested that management explain the reasons for these changes and confirm that any amounts recouped from the Funds were based upon the historically lower expense caps.

Management Response: The expense ratio caps were increased, effective July 31, 2009, in light of industry challenges faced by virtually all mutual fund managers during 2008 and most of 2009.  The Board of Trustees, in light of the aforementioned challenges, approved the increases in order to ensure that the investment adviser could continue to provide its customarily high level of service and support to the Funds.  Additionally, the timeframe covered by the expense waiver agreement was reduced from ten years to one year in order to provide a mechanism to ensure that the investment adviser and the Funds’ Board evaluate, no less frequently than annually, whether the agreed upon expense caps continue to be appropriate in light of the then current economic and market conditions.

USA Mutuals  •  700 North Pearl Street, Suite 900, Dallas, Texas 75201  •
www.USAMutuals.com  214.953.0066

During the fiscal year-ending March 31, 2010, the Vice Fund reported $2,817 in previously waived fees recouped by the investment adviser and $49,376 in fees waived by the adviser.  Recoupment occurred in January and February of 2010, where the monthly annualized gross expense ratios for the Vice Fund were approximately 1.72% and 1.74%, respectively.  Recoupment amounts for January and February were based solely upon the lower historical expense cap.  Fees waived by the adviser for the Vice Fund were attributable primarily to the second calendar quarter of 2009, prior to the increase in the expense caps.

2.
The Reviewer noted that the term of the expense waiver agreement between the Funds and the adviser was reduced from 10 years to a one year period, but that the expense example contained in the most recently filed prospectus (as of the date of your review, this was the 485 filing dated on July 30, 2009), included the reduced expense ratio for the three, five and ten year expense calculations.  The Reviewer indicated that reduced expense ratios obtained pursuant to an expense waiver agreement may only be applied to the extent, and for the period during which, the adviser is contractually obligated to waive expenses above the agreed upon expense cap.

Management Response: In a 497 filing submitted by USA Mutuals on August 3, 2010, this error was corrected and the most current prospectus includes corrected expense figures.

Annual Report Comments/Questions (for the year-ending March 31, 2010)

3.
In Item 4 of the most recently filed Form N-CSR, the Reviewer noted that, for the fiscal years ending 2009 and 2010, the Trust reported that the percentage of fees billed by the principal accountant for non-audit services pursuant to a waiver of the pre-approval requirement was seventeen percent (17%).  The Reviewer noted that fees for non-audit services that exceed 5% of the fees billed by the principal accountant are not eligible for a waiver of the pre-approval requirement.

Management Response: The reporting of non-audit services provided pursuant to a waiver of the pre-approval requirements was provided in error.  All audit and non-audit services are reviewed by the Audit Committee of the Board of Trustees and the audit engagement letter, which details all fees (audit and tax), is presented to the Board as part of the auditor selection and approval process.  This entry will be revised in the next applicable report to reflect the proper response of 0% for that line item.

4.	The Reviewer suggested that Note (1) of the Notes to the Financials should include a disclosure as to whether or not the Funds are diversified.

Management Response: This disclosure will be incorporated, as recommended, in the next applicable filing.

USA Mutuals  •  700 North Pearl Street, Suite 900, Dallas, Texas 75201  •
www.USAMutuals.com  214.953.0066

5.
The Reviewer noted that, in the Statement of Changes for the Generation Wave Growth Fund, a “capital contribution from affiliate” in the amount of $2,164 was recorded for the fiscal year-ended March 31, 2010.  The Reviewer requested that management explain the nature of the capital contribution.  The Reviewer also indicated that the following steps should be taken:

a.	An entry should be added to the Notes to Financial Statements discussing the reason for the payment; and
b.
A footnote should be added to the Investment Highlights section indicating that the return includes a capital contribution and that, had that contribution not taken place, the total return would have been ___%

Management Response:  In November of 2009, the Generation Wave Growth Fund purchased shares of U.S. Bancorp, a transaction identified through routine compliance testing as non-allowable under the Investment Company Act of 1940 due to U.S. Bancorp’s ownership of the Fund’s principal underwriter.  In reversing the trade, a net loss in the amount of $2,164 was realized.  The investment adviser reimbursed the Fund for the amount of the loss, a transaction which was treated as a capital contribution for accounting purposes.

The footnote changes noted above will be incorporated into the next applicable filing.

6.
The Reviewer noted that, in the Statement of Assets and Liabilities, the line item, “Net asset value, redemption price and offering price per share” should include a footnote indicating that the redemption price will vary based upon the time the Funds are held and that a redemption fee may be charged.

Management Response: This footnote will be included in the next applicable filing.

Thank you for your comments and thank you in advance for your consideration of our responses.  If you have any questions, or would like to discuss any of these items further, please do not hesitate to contact David Scott at (646) 415-8159 or by email at David.Scott@descott.com.

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USA Mutuals  •  700 North Pearl Street, Suite 900, Dallas, Texas 75201  •
www.USAMutuals.com  214.953.0066

TANDY Representation

In responding to comments provided by the Office of Disclosure and Review, we understand and acknowledge that:
•	The fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Eric S. Lansky	David E. Scott
President and Treasurer	Chief Compliance Officer

USA Mutuals  •  700 North Pearl Street, Suite 900, Dallas, Texas 75201  •
www.USAMutuals.com  214.953.0066